FORM N-8F
                                 AMENDMENT NO. 1

I.  GENERAL IDENTIFYING INFORMATION

    1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [   ]  Merger

         [ x ]  Liquidation

         [   ]  Abandonment of Registration

         [   ]  Election of status as a Business Development Company

    2.   Name of fund: Multistate Tax Exempt Unit Trust

    3.   Securities and Exchange Commission File No.: 811-02774

    4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                [   ]  Initial Application          [ X ]  Amendment

    5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
                         90 State House Square
                         Hartford, CT 06103

    6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                         Morrison Warren
                         Chapman and Cutler
                         111 West Monroe Street
                         Chicago, IL 60603
                         (312)845-3484

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                       Advest, Inc.
                       90 State House Square
                       Hartford, CT 06103

     8.  Classification of fund (check only one):

         [   ]  Management company;

         [ x ]  Unit investment trust; or

         [   ]  Face-amount certificate company.

     9.  Subclassification if the fund is a management company (check only one):

                [   ]  Open-end                 [   ]  Closed-end

    10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                        New York

    11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                        Not Applicable

    12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                        Advest, Inc.
                        90 State House Square
                        Hartford, CT 06103

    13.  If the fund is a unit investment trust ("UIT") provide:

         (a)   Depositor's name(s) and address(es):

                           Advest, Inc.
                           90 State House Square
                           Hartford, CT 06103

         (b)   Trustee's name(s) and address(es):

                           The Bank of New York
                           101 Barclay Street
                           New York, NY 10286

    14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                [   ]  Yes                          [ x ]  No

         If Yes, for each UIT state:

                Name(s):

                File No.:  811-_____

                Business Address:

    15.  (a)    Did the fund obtain approval from the board of directors
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                       [   ]  Yes                   [ x ]  No

                If Yes, state the date on which the board vote took place:

                If No, explain:

                The fund does not have a board of directors because it is a unit investment trust.

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                       [   ]  Yes                          [ x ]  No

                If Yes, state the date on which the shareholder vote took place:

                If No, explain:

                The fund terminated in accordance with the terms of its trust indenture due to the maturity, call, redemption or liquidation of the securities in the fund. The trust indenture does not require a shareholder vote in this case (the fund has terminated and has no shareholders).

II.   DISTRIBUTIONS TO SHAREHOLDERS -

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

             [ x ]  Yes                          [   ]  No

             Each series within the Trust, upon termination, established a termination rate, which is equal to the final assets of each series of the Trust divided by the outstanding units. On the Payable Date of the termination (Termination date + 3 business days) monies are paid to Unitholders registered at Bank of New York and DTC.

             (a) If Yes, list the date(s) on which the fund made those distributions:


                     Name of Trust Series                            Payable

                     MULTISTATE TAX EX TR SER 1 CONN                 04/09/01
                     MULTISTATE TAX EX TR SER 1 MARYLAND             06/06/94
                     MULTISTATE TAX EX TR SER 1 N CAROLINA           01/22/96
                     MULTISTATE TAX EX TR SER 1 NJ                   04/07/99
                     MULTISTATE TAX EX TR SER 1 PENN                 05/15/95
                     MULTISTATE TAX EX TR SER 1 S CAROLINA           01/15/95
                     MULTISTATE TAX EX TR SER 1 VIRGINIA             07/13/99

                     MULTISTATE TAX EX TR SER 2 CONN                 10/14/94
                     MULTISTATE TAX EX TR SER 2 MARYLAND             05/15/95
                     MULTISTATE TAX EX TR SER 2 N CAROLINA           07/29/96
                     MULTISTATE TAX EX TR SER 2 NJ                   09/02/94

                     MULTISTATE TAX EX TR SER 3 CONN                 07/17/00
                     MULTISTATE TAX EX TR SER 3 MARYLAND             07/29/96
                     MULTISTATE TAX EX TR SER 3 N CAROLINA           05/13/99

                     MULTISTATE TAX EX TR SER 4 CONN                 12/15/94
                     MULTISTATE TAX EX TR SER 4 MARYLAND             05/15/95
                     MULTISTATE TAX EX TR SER 4 N CAROLINA           04/09/01

                     MULTISTATE TAX EX TR SER 5 CONN                 12/30/94
                     MULTISTATE TAX EX TR SER 5 MARYLAND             07/29/96
                     MULTISTATE TAX EX TR SER 5 N CAROLINA           03/16/01

                     MULTISTATE TAX EX TR SER 7 CONN                 05/15/95
                     MULTISTATE TAX EX TR SER 7 MARYLAND             08/17/94
                     MULTISTATE TAX EX TR SER 7 N CAROLINA           01/22/96
                     MULTISTATE TAX EX TR SER 7 S CAROLINA           11/28/97

                     MULTISTATE TAX EX TR SER 8 CONN                 06/01/95
                     MULTISTATE TAX EX TR SER 8 N CAROLINA           01/22/96
                     MULTISTATE TAX EX TR SER 8 NJ                   12/15/96
                     MULTISTATE TAX EX TR SER 8 VIRGINIA             11/15/94

                     MULTISTATE TAX EX TR SER 9 CONN                 07/29/96
                     MULTISTATE TAX EX TR SER 9 MARYLAND             03/16/01

                     MULTISTATE TAX EX TR SER 10 CONN                05/15/95
                     MULTISTATE TAX EX TR SER 10 GEORGIA             03/30/95
                     MULTISTATE TAX EX TR SER 10 MARYLAND            03/16/01

                     MULTISTATE TAX EX TR SER 11 COLORADO            01/25/97
                     MULTISTATE TAX EX TR SER 11 N CAROLINA          05/14/99
                     MULTISTATE TAX EX TR SER 11 PENN GTD            01/25/97

                     MULTISTATE TAX EX TR SER 12 CONN                07/17/00
                     MULTISTATE TAX EX TR SER 12 S CAROLINA          05/15/95
                     MULTISTATE TAX EX TR SER 12 VIRGINIA            07/29/96

                     MULTISTATE TAX EX TR SER 13 COLORADO            12/22/95
                     MULTISTATE TAX EX TR SER 13 MARYLAND            03/11/99
                     MULTISTATE TAX EX TR SER 13 N CAROLINA          03/16/01
                     MULTISTATE TAX EX TR SER 13 PENN GTD            12/30/94

                     MULTISTATE TAX EX TR SER 14 CONN                03/16/01
                     MULTISTATE TAX EX TR SER 14 MARYLAND            02/18/99
                     MULTISTATE TAX EX TR SER 14 N CAROLINA          03/11/99

                     MULTISTATE TAX EX TR SER 15 CONN                05/15/95
                     MULTISTATE TAX EX TR SER 15 MARYLAND            05/15/95
                     MULTISTATE TAX EXEMPT TR SER 15 NJ GTD          07/13/99
                     MULTISTATE TAX EX TR SER 15 N CAROLINA          08/26/99
                     MULTISTATE TAX EX TR SER 15 PENN GTD            03/11/99
                     MULTISTATE TAX EX TR SER 15 S CAROLINA          05/15/95

                     MULTISTATE TAX EX TR SER 16 CONN                05/15/95
                     MULTISTATE TAX EX TR SER 16 N CAROLINA          09/04/98
                     MULTISTATE TAX EX TR SER 16 S CAROLINA          04/06/98
                     MULTISTATE TAX EX TR SER 16 VIRGINIA            07/29/96

                     MULTISTATE TAX EX TR SER 17 CONN                01/25/97
                     MULTISTATE TAX EX TR SER 17 GEORGIA             04/15/97
                     MULTISTATE TAX EX TR SER 17 MARYLAND            05/15/95
                     MULTISTATE TAX EXEMPT TR SER 17 NJ GTD          03/16/01
                     MULTISTATE TAX EX TR SER 17 S CAROLINA          05/15/95

                     MULTISTATE TAX EX TR SER 18 CONN                03/16/01
                     MULTISTATE TAX EXEMPT TR SER 18 NJ GTD          04/15/98
                     MULTISTATE TAX EX TR SER 18 N CAROLINA          04/15/98

                     MULTISTATE TAX EX TR SER 18 VIRGINIA            04/07/99

                     MULTISTATE TAX EX TR SER 19 CONN                03/16/01
                     MULTISTATE TAX EX TR SER 19 MISSOURI GTD        12/18/00
                     MULTISTATE TAX EX TR SER 19 VIRGINIA            07/20/95

                     MULTISTATE TAX EX TR SER 20 MARYLAND            03/16/01
                     MULTISTATE TAX EXEMPT TR SER 20 NJ GTD          12/22/95
                     MULTISTATE TAX EX TR SER 20 N CAROLINA          07/29/96
                     MULTISTATE TAX EX TR SER 20 S CAROLINA          04/06/98

                     MULTISTATE TAX EX TR SER 21 CONN                03/16/01
                     MULTISTATE TAX EX TR SER 21 N CAROLINA          05/01/96
                     MULTISTATE TAX EX TR SER 21 OHIO GTD            03/16/01

                     MULTISTATE TAX EX TR SER 22 LOUISIANA           02/23/96
                     MULTISTATE TAX EX TR SER 22 N CAROLINA          05/15/97
                     MULTISTATE TAX EX TR SER 22 S CAROLINA          04/07/99

                     MULTISTATE TAX EX TR SER 23 CONN                11/28/97
                     MULTISTATE TAX EXEMPT TR SER 23 NJ GTD          04/07/99
                     MULTISTATE TAX EX TR SER 23 N CAROLINA          02/18/99
                     MULTISTATE TAX EX TR SER 23 OHIO GTD            07/13/99
                     MULTISTATE TAX EX TR SER 23 S CAROLINA          01/22/96
                     MULTISTATE TAX EX TR SER 23 VIRGINIA            01/25/97

                     MULTISTATE TAX EX TR SER 24 CONN                10/15/99
                     MULTISTATE TAX EXEMPT TR SER 24 NJ GTD          11/28/97
                     MULTISTATE TAX EX TR SER 24 N CAROLINA          03/16/01
                     MULTISTATE TAX EX TR SER 24 OHIO GTD            08/26/99
                     MULTISTATE TAX EX TR SER 24 VIRGINIA            03/16/01

                     MULTISTATE TAX EX TR SER 25 MARYLAND            04/09/01
                     MULTISTATE TAX EX TR SER 25 N CAROLINA          01/25/97
                     MULTISTATE TAX EX TR SER 25 OHIO GTD            10/01/99
                     MULTISTATE TAX EX TR SER 25 PENN GTD            04/09/01
                     MULTISTATE TAX EX TR SER 25 S CAROLINA          02/18/99
                     MULTISTATE TAX EX TR SER 25 VIRGINIA            04/09/01

                     MULTISTATE TAX EX TR SER 26 CONN                04/09/01
                     MULTISTATE TAX EXEMPT TR SER 26 NJ GTD          01/22/96
                     MULTISTATE TAX EX TR SER 26 S CAROLINA          03/16/01
                     MULTISTATE TAX EX TR SER 26 VIRGINIA            10/01/99

                     MULTISTATE TAX EX TR SER 27 MARYLAND            10/01/99
                     MULTISTATE TAX EX TR SER 27 MISSOURI GTD        07/13/99

                     MULTISTATE TAX EX TR SER 27 N CAROLINA          04/09/01
                     MULTISTATE TAX EX TR SER 27 PENN GTD            03/16/01

                     MULTISTATE TAX EX TR SER 28 COLORADO            03/11/99
                     MULTISTATE TAX EX TR SER 28 GA GTD              10/01/99
                     MULTISTATE TAX EX TR SER 28 MARYLAND            04/15/97
                     MULTISTATE TAX EX TR SER 28 VIRGINIA            01/25/97
                     MULTISTATE TAX EXEMPT TR SER 28 NJ GTD          11/28/97

                     MULTISTATE TAX EX TR SER 29 MARYLAND            04/09/01
                     MULTISTATE TAX EXEMPT TR SER 29 NJ GTD          08/26/99
                     MULTISTATE TAX EX TR SER 29 N CAROLINA          01/25/97

                     MULTISTATE TAX EX TR SER 30 CONN                11/15/00
                     MULTISTATE TAX EX TR SER 30 PENN GTD            07/13/99
                     MULTISTATE TAX EX TR SER 30 S CAROLINA          05/13/99
                     MULTISTATE TAX EX TR SER 30 VIRGINIA            01/25/97

                     MULTISTATE TAX EX TR SER 31 MARYLAND            03/16/01
                     MULTISTATE TAX EX TR SER 31 MISSOURI GTD        03/11/99
                     MULTISTATE TAX EX TR SER 31 N CAROLINA          09/01/96
                     MULTISTATE TAX EX TR SER 31 VIRGINIA            03/16/01

                     MULTISTATE TAX EX TR SER 32 COLORADO            04/15/97
                     MULTISTATE TAX EX TR SER 32 N CAROLINA          05/15/97
                     MULTISTATE TAX EX TR SER 32 OHIO GTD            01/25/97
                     MULTISTATE TAX EX TR SER 32 S CAROLINA          07/29/96

                     MULTISTATE TAX EX TR SER 33 CONN                03/16/01
                     MULTISTATE TAX EX TR SER 33 MARYLAND            04/15/97
                     MULTISTATE TAX EXEMPT TR SER 33 NJ GTD          08/26/99
                     MULTISTATE TAX EX TR SER 33 N CAROLINA          09/01/96
                     MULTISTATE TAX EX TR SER 33 OHIO G              04/15/97

                     MULTISTATE TAX EX TR SER 34 MARYLAND            05/28/99
                     MULTISTATE TAX EXEMPT TR SER 34 NJ GTD          10/01/99
                     MULTISTATE TAX EX TR SER 34 PENN GTD            08/15/96
                     MULTISTATE TAX EX TR SER 34 VIRGINIA            09/04/98

                     MULTISTATE TAX EX TR SER 35 GA GTD              01/25/97
                     MULTISTATE TAX EX TR SER 35 MARYLAND            05/28/99
                     MULTISTATE TAX EX TR SER 35 MISSOURI GTD        03/16/01
                     MULTISTATE TAX EX TR SER 35 S CAROLINA          04/07/99

                     MULTISTATE TAX EX TR SER 36 CONN                03/16/01
                     MULTISTATE TAX EXEMPT TR SER 36 NJ GTD          03/16/01

                     MULTISTATE TAX EX TR SER 36 PENN GTD            03/16/01

                     MULTISTATE TAX EX TR SER 37 MARYLAND            10/22/97
                     MULTISTATE TAX EX TR SER 37 N CAROLINA          04/09/01

                     MULTISTATE TAX EX TR SER 38 CONN                08/26/99
                     MULTISTATE TAX EX TR SER 38 MISSOURI GTD        02/18/99
                     MULTISTATE TAX EX TR SER 38 VIRGINIA            09/04/98

                     MULTISTATE TAX EX TR SER 39 COLORADO            02/18/99
                     MULTISTATE TAX EX TR SER 39 MARYLAND            11/28/97
                     MULTISTATE TAX EXEMPT TR SER 39 NJ GTD          04/15/98

                     MULTISTATE TAX EX TR SER 40 CONN                10/15/99
                     MULTISTATE TAX EX TR SER 40 N CAROLINA          04/15/98
                     MULTISTATE TAX EX TR SER 40 S CAROLINA          06/30/99
                     MULTISTATE TAX EX TR SER 40 VIRGINIA            05/13/99

                     MULTISTATE TAX EX TR SER 41 MARYLAND            05/28/99
                     MULTISTATE TAX EX TR SER 41 PENN GTD            04/15/97

                     MULTISTATE TAX EX TR SER 42 CONN                10/15/99
                     MULTISTATE TAX EX TR SER 42 N CAROLINA          04/15/97
                     MULTISTATE TAX EX TR SER 42 VIRGINIA            05/13/99

                     MULTISTATE TAX EX TR SER 43 MARYLAND            10/22/97
                     MULTISTATE TAX EX TR SER 7 MASS DISC            03/16/01
                     MULTISTATE TAX EX TR SER 43 VIRGINIA            10/01/99

                     MULTISTATE TAX EX TR SER 88 MASS                03/31/98

             (b)    Were the distributions made on the basis of net assets?

                    [ x ]  Yes                          [   ]  No

             (c) Were the distributions made pro rata based on share ownership?

                    [ x ]  Yes                          [   ]  No

             (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

             (e)    Liquidations only:
                    Were any distributions to shareholders made in kind?

                    [   ]  Yes                          [ x ]  No

                    If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

      17.    Closed-end funds only:
             Has the fund issued senior securities?

                    [   ]  Yes                          [   ]  No

             If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

      18. Has the fund distributed all of its assets to the fund's shareholders?

                    [   ]  Yes                          [ X ]  No

             If No,

             (a) How many shareholders does the fund have as of the date this form is filed?


                    Name of Trust Series                      Remaining      Remaining
                                                              Units          Unitholders
                    MULTISTATE TAX EX TR SER 1 CONN           153            5
                    MULTISTATE TAX EX TR SER 1 MARYLAND       -              -
                    MULTISTATE TAX EX TR SER 1 N CAROLINA     5              1
                    MULTISTATE TAX EX TR SER 1 NJ             64             5
                    MULTISTATE TAX EX TR SER 1 PENN           48             4
                    MULTISTATE TAX EX TR SER 1 S CAROLINA     -              -
                    MULTISTATE TAX EX TR SER 1 VIRGINIA       32             2

                    MULTISTATE TAX EX TR SER 2 CONN           -              -
                    MULTISTATE TAX EX TR SER 2 MARYLAND       2              1
                    MULTISTATE TAX EX TR SER 2 N CAROLINA     -              -
                    MULTISTATE TAX EX TR SER 2 NJ             -              -

                    MULTISTATE TAX EX TR SER 3 CONN           26             3
                    MULTISTATE TAX EX TR SER 3 MARYLAND       94             9
                    MULTISTATE TAX EX TR SER 3 N CAROLINA     9              3

                    MULTISTATE TAX EX TR SER 4 CONN           -              -
                    MULTISTATE TAX EX TR SER 4 MARYLAND       10             1
                    MULTISTATE TAX EX TR SER 4 N CAROLINA     248            19

                    MULTISTATE TAX EX TR SER 5 CONN           21             1


                    MULTISTATE TAX EX TR SER 5 MARYLAND       44             5
                    MULTISTATE TAX EX TR SER 5 N CAROLINA     59             7

                    MULTISTATE TAX EX TR SER 7 CONN           -              -
                    MULTISTATE TAX EX TR SER 7 MARYLAND       -              -
                    MULTISTATE TAX EX TR SER 7 N CAROLINA     16             3
                    MULTISTATE TAX EX TR SER 7 S CAROLINA     -              -

                    MULTISTATE TAX EX TR SER 8 CONN           -              -
                    MULTISTATE TAX EX TR SER 8 N CAROLINA     170            5
                    MULTISTATE TAX EX TR SER 8 NJ             10             2
                    MULTISTATE TAX EX TR SER 8 VIRGINIA       -              -

                    MULTISTATE TAX EX TR SER 9 CONN           206            4
                    MULTISTATE TAX EX TR SER 9 MARYLAND       164            18

                    MULTISTATE TAX EX TR SER 10 CONN          -              -
                    MULTISTATE TAX EX TR SER 10 GEORGIA       -              -
                    MULTISTATE TAX EX TR SER 10 MARYLAND      50             6

                    MULTISTATE TAX EX TR SER 11 COLORADO      -              -
                    MULTISTATE TAX EX TR SER 11 N CAROLINA    77             3
                    MULTISTATE TAX EX TR SER 11 PENN GTD      242            5

                    MULTISTATE TAX EX TR SER 12 CONN          119            4
                    MULTISTATE TAX EX TR SER 12 S CAROLINA    -              -
                    MULTISTATE TAX EX TR SER 12 VIRGINIA      -              -

                    MULTISTATE TAX EX TR SER 13 COLORADO      50             1
                    MULTISTATE TAX EX TR SER 13 MARYLAND      -              -
                    MULTISTATE TAX EX TR SER 13 N CAROLINA    6              2
                    MULTISTATE TAX EX TR SER 13 PENN GTD      -              -

                    MULTISTATE TAX EX TR SER 14 CONN          42             6
                    MULTISTATE TAX EX TR SER 14 MARYLAND      86             5
                    MULTISTATE TAX EX TR SER 14 N CAROLINA    41             3

                    MULTISTATE TAX EX TR SER 15 CONN          -              -
                    MULTISTATE TAX EX TR SER 15 MARYLAND      -              -
                    MULTISTATE TAX EXEMPT TR SER 15 NJ GTD    12             1
                    MULTISTATE TAX EX TR SER 15 N CAROLINA    10             1
                    MULTISTATE TAX EX TR SER 15 PENN GTD      10             1
                    MULTISTATE TAX EX TR SER 15 S CAROLINA    -              -

                    MULTISTATE TAX EX TR SER 16 CONN          -              -
                    MULTISTATE TAX EX TR SER 16 N CAROLINA    16             3


                    MULTISTATE TAX EX TR SER 16 S CAROLINA    5              1
                    MULTISTATE TAX EX TR SER 16 VIRGINIA      5              1

                    MULTISTATE TAX EX TR SER 17 CONN          -              -
                    MULTISTATE TAX EX TR SER 17 GEORGIA       10             2
                    MULTISTATE TAX EX TR SER 17 MARYLAND      -              -
                    MULTISTATE TAX EXEMPT TR SER 17 NJ GTD    525            1
                    MULTISTATE TAX EX TR SER 17 S CAROLINA    -              -

                    MULTISTATE TAX EX TR SER 18 CONN          59             3
                    MULTISTATE TAX EXEMPT TR SER 18 NJ GTD    17             1
                    MULTISTATE TAX EX TR SER 18 N CAROLINA    110            2
                    MULTISTATE TAX EX TR SER 18 VIRGINIA      7              1

                    MULTISTATE TAX EX TR SER 19 CONN          154            5
                    MULTISTATE TAX EX TR SER 19 MISSOURI GTD  13             2
                    MULTISTATE TAX EX TR SER 19 VIRGINIA      26             4

                    MULTISTATE TAX EX TR SER 20 MARYLAND      137            10
                    MULTISTATE TAX EXEMPT TR SER 20 NJ GTD    38             3
                    MULTISTATE TAX EX TR SER 20 N CAROLINA    7              1
                    MULTISTATE TAX EX TR SER 20 S CAROLINA    9              1

                    MULTISTATE TAX EX TR SER 21 CONN          101            10
                    MULTISTATE TAX EX TR SER 21 N CAROLINA    -              -
                    MULTISTATE TAX EX TR SER 21 OHIO GTD      100            2

                    MULTISTATE TAX EX TR SER 22 LOUISIANA     69             1
                    MULTISTATE TAX EX TR SER 22 N CAROLINA    27             2
                    MULTISTATE TAX EX TR SER 22 S CAROLINA    50             1

                    MULTISTATE TAX EX TR SER 23 CONN          50             1
                    MULTISTATE TAX EXEMPT TR SER 23 NJ GTD    1              1
                    MULTISTATE TAX EX TR SER 23 N CAROLINA    110            5
                    MULTISTATE TAX EX TR SER 23 OHIO GTD      10             1
                    MULTISTATE TAX EX TR SER 23 S CAROLINA    30             2
                    MULTISTATE TAX EX TR SER 23 VIRGINIA      10             1

                    MULTISTATE TAX EX TR SER 24 CONN          20             4
                    MULTISTATE TAX EXEMPT TR SER 24 NJ GTD    -              -
                    MULTISTATE TAX EX TR SER 24 N CAROLINA    166            4
                    MULTISTATE TAX EX TR SER 24 OHIO GTD      45             2
                    MULTISTATE TAX EX TR SER 24 VIRGINIA      143            4

                    MULTISTATE TAX EX TR SER 25 MARYLAND      18             3
                    MULTISTATE TAX EX TR SER 25 N CAROLINA    5              1


                    MULTISTATE TAX EX TR SER 25 OHIO GTD      50             2
                    MULTISTATE TAX EX TR SER 25 PENN GTD      85             5
                    MULTISTATE TAX EX TR SER 25 S CAROLINA    -              -
                    MULTISTATE TAX EX TR SER 25 VIRGINIA      10             1

                    MULTISTATE TAX EX TR SER 26 CONN          204            13
                    MULTISTATE TAX EXEMPT TR SER 26 NJ GTD    57             5
                    MULTISTATE TAX EX TR SER 26 S CAROLINA    26             2
                    MULTISTATE TAX EX TR SER 26 VIRGINIA      -              -

                    MULTISTATE TAX EX TR SER 27 MARYLAND      -              -
                    MULTISTATE TAX EX TR SER 27 MISSOURI GTD  5              1
                    MULTISTATE TAX EX TR SER 27 N CAROLINA    121            9
                    MULTISTATE TAX EX TR SER 27 PENN GTD      56             4

                    MULTISTATE TAX EX TR SER 28 COLORADO      5              1
                    MULTISTATE TAX EX TR SER 28 GA GTD        8              2
                    MULTISTATE TAX EX TR SER 28 MARYLAND      15             1
                    MULTISTATE TAX EX TR SER 28 VIRGINIA      20             2
                    MULTISTATE TAX EXEMPT TR SER 28 NJ GTD    -              -

                    MULTISTATE TAX EX TR SER 29 MARYLAND      48             6
                    MULTISTATE TAX EXEMPT TR SER 29 NJ GTD    115            6
                    MULTISTATE TAX EX TR SER 29 N CAROLINA    20             1

                    MULTISTATE TAX EX TR SER 30 CONN          35             3
                    MULTISTATE TAX EX TR SER 30 PENN GTD      17             2
                    MULTISTATE TAX EX TR SER 30 S CAROLINA    -              -
                    MULTISTATE TAX EX TR SER 30 VIRGINIA      5              1

                    MULTISTATE TAX EX TR SER 31 MARYLAND      91             9
                    MULTISTATE TAX EX TR SER 31 MISSOURI GTD  10             1
                    MULTISTATE TAX EX TR SER 31 N CAROLINA    20             2
                    MULTISTATE TAX EX TR SER 31 VIRGINIA      56             4

                    MULTISTATE TAX EX TR SER 32 COLORADO      -              -
                    MULTISTATE TAX EX TR SER 32 N CAROLINA    92             6
                    MULTISTATE TAX EX TR SER 32 OHIO GTD      -              -
                    MULTISTATE TAX EX TR SER 32 S CAROLINA    -              -

                    MULTISTATE TAX EX TR SER 33 CONN          107            6
                    MULTISTATE TAX EX TR SER 33 MARYLAND      20             3
                    MULTISTATE TAX EXEMPT TR SER 33 NJ GTD    115            5
                    MULTISTATE TAX EX TR SER 33 N CAROLINA    20             1
                    MULTISTATE TAX EX TR SER 33 OHIO GTD      20             1

                    MULTISTATE TAX EX TR SER 34 MARYLAND      42             4
                    MULTISTATE TAX EXEMPT TR SER 34 NJ GTD    160            6
                    MULTISTATE TAX EX TR SER 34 PENN GTD      -              -
                    MULTISTATE TAX EX TR SER 34 VIRGINIA      7              1

                    MULTISTATE TAX EX TR SER 35 GA GTD        13             2
                    MULTISTATE TAX EX TR SER 35 MARYLAND      -              -
                    MULTISTATE TAX EX TR SER 35 MISSOURI GTD  30             5
                    MULTISTATE TAX EX TR SER 35 S CAROLINA

                    MULTISTATE TAX EX TR SER 36 CONN          48             2
                    MULTISTATE TAX EXEMPT TR SER 36 NJ GTD    503            3
                    MULTISTATE TAX EX TR SER 36 PENN GTD      48             4

                    MULTISTATE TAX EX TR SER 37 MARYLAND      -              -
                    MULTISTATE TAX EX TR SER 37 N CAROLINA    -              -

                    MULTISTATE TAX EX TR SER 38 CONN          50             8
                    MULTISTATE TAX EX TR SER 38 MISSOURI GTD  9              1
                    MULTISTATE TAX EX TR SER 38 VIRGINIA      20             2

                    MULTISTATE TAX EX TR SER 39 COLORADO      5              1
                    MULTISTATE TAX EX TR SER 39 MARYLAND      234            5
                    MULTISTATE TAX EXEMPT TR SER 39 NJ GTD    113            3

                    MULTISTATE TAX EX TR SER 40 CONN          10             1
                    MULTISTATE TAX EX TR SER 40 N CAROLINA    10             1
                    MULTISTATE TAX EX TR SER 40 S CAROLINA    -              -
                    MULTISTATE TAX EX TR SER 40 VIRGINIA      -              -

                    MULTISTATE TAX EX TR SER 41 MARYLAND      28             6
                    MULTISTATE TAX EX TR SER 41 PENN GTD      -              -

                    MULTISTATE TAX EX TR SER 42 CONN          20             1
                    MULTISTATE TAX EX TR SER 42 N CAROLINA    15             3
                    MULTISTATE TAX EX TR SER 42 VIRGINIA      3              1

                    MULTISTATE TAX EX TR SER 43 MARYLAND      -              -
                    MULTISTATE TAX EX TR SER 7 MASS DISC      357            9
                    MULTISTATE TAX EX TR SER 43 VIRGINIA      -              -

                    MULTISTATE TAX EX TR SER 88 MASS          94             5
                                                              ======================
                    Totals                                    7,490          400

             (b) Describe the relationship of each remaining shareholder to the fund:

                    Each of the remaining Unitholders is owed the termination value per unit upon the Bank of New York's receipt of a Trust Certificate in good form.

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                    [ X ]  Yes                          [   ]  No

             If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

             A Unitholder who fails to present such Unitholder's Trust Certificate for redemption on or before the termination date of the Unitholder's Trust is mailed a notice at least once a year after the trust's termination reminding such Unitholder to present the Trust Certificate for redemption. The Trustee uses a professional search firm to assist it with the process of identifying and notifying Unitholders.

             Under the laws of the Unitholder's last known state of residence, if the Unitholder fails to present the Trust Certificate for redemption the remaining value of such Unitholder's investment will escheat to such state.

III.  ASSETS AND LIABILITIES -

      20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                    [ X ]  Yes                          [   ]  No

             If Yes,

             (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                    Name of Trust Series                            Total Cash
                                                                        Assets
                    MULTISTATE TAX EX TR SER 1 CONN                $52,171.69
                    MULTISTATE TAX EX TR SER 1 MARYLAND                 $0.00
                    MULTISTATE TAX EX TR SER 1 N CAROLINA             $410.50
                    MULTISTATE TAX EX TR SER 1 NJ                   $6,528.64
                    MULTISTATE TAX EX TR SER 1 PENN                 $2,909.28
                    MULTISTATE TAX EX TR SER 1 S CAROLINA               $0.00
                    MULTISTATE TAX EX TR SER 1 VIRGINIA             $3,448.92

                    MULTISTATE TAX EX TR SER 2 CONN                     $0.00
                    MULTISTATE TAX EX TR SER 2 MARYLAND                $65.94
                    MULTISTATE TAX EX TR SER 2 N CAROLINA               $0.00
                    MULTISTATE TAX EX TR SER 2 NJ                       $0.00

                    MULTISTATE TAX EX TR SER 3 CONN                 $3,621.00
                    MULTISTATE TAX EX TR SER 3 MARYLAND             $5,929.60
                    MULTISTATE TAX EX TR SER 3 N CAROLINA             $911.70

                    MULTISTATE TAX EX TR SER 4 CONN                     $0.00
                    MULTISTATE TAX EX TR SER 4 MARYLAND               $513.50
                    MULTISTATE TAX EX TR SER 4 N CAROLINA          $21,895.06

                    MULTISTATE TAX EX TR SER 5 CONN                   $669.27
                    MULTISTATE TAX EX TR SER 5 MARYLAND             $1,881.16
                    MULTISTATE TAX EX TR SER 5 N CAROLINA          $16,270.91

                    MULTISTATE TAX EX TR SER 7 CONN                     $0.00
                    MULTISTATE TAX EX TR SER 7 MARYLAND                 $0.00
                    MULTISTATE TAX EX TR SER 7 N CAROLINA             $669.32
                    MULTISTATE TAX EX TR SER 7 S CAROLINA               $0.00

                    MULTISTATE TAX EX TR SER 8 CONN                     $0.00
                    MULTISTATE TAX EX TR SER 8 N CAROLINA           $5,481.50
                    MULTISTATE TAX EX TR SER 8 NJ                     $835.90
                    MULTISTATE TAX EX TR SER 8 VIRGINIA                 $0.00

                    MULTISTATE TAX EX TR SER 9 CONN                $10,660.64
                    MULTISTATE TAX EX TR SER 9 MARYLAND            $18,096.60

                    MULTISTATE TAX EX TR SER 10 CONN                    $0.00
                    MULTISTATE TAX EX TR SER 10 GEORGIA                 $0.00
                    MULTISTATE TAX EX TR SER 10 MARYLAND           $11,062.50

                    MULTISTATE TAX EX TR SER 11 COLORADO                $0.00
                    MULTISTATE TAX EX TR SER 11 N CAROLINA          $6,283.20
                    MULTISTATE TAX EX TR SER 11 PENN GTD           $14,271.19

                    MULTISTATE TAX EX TR SER 12 CONN               $17,917.34
                    MULTISTATE TAX EX TR SER 12 S CAROLINA              $0.00
                    MULTISTATE TAX EX TR SER 12 VIRGINIA                $0.00

                    MULTISTATE TAX EX TR SER 13 COLORADO            $1,101.50
                    MULTISTATE TAX EX TR SER 13 MARYLAND                $0.00
                    MULTISTATE TAX EX TR SER 13 N CAROLINA          $1,672.70
                    MULTISTATE TAX EX TR SER 13 PENN GTD                $0.00

                    MULTISTATE TAX EX TR SER 14 CONN                $4,550.00
                    MULTISTATE TAX EX TR SER 14 MARYLAND            $2,729.24
                    MULTISTATE TAX EX TR SER 14 N CAROLINA          $2,705.55

                    MULTISTATE TAX EX TR SER 15 CONN                    $0.00
                    MULTISTATE TAX EX TR SER 15 MARYLAND                $0.00
                    MULTISTATE TAX EXEMPT TR SER 15 NJ GTD          $2,268.24
                    MULTISTATE TAX EX TR SER 15 N CAROLINA          $1,123.40
                    MULTISTATE TAX EX TR SER 15 PENN GTD              $766.20
                    MULTISTATE TAX EX TR SER 15 S CAROLINA              $0.00

                    MULTISTATE TAX EX TR SER 16 CONN                    $0.00
                    MULTISTATE TAX EX TR SER 16 N CAROLINA            $229.76
                    MULTISTATE TAX EX TR SER 16 S CAROLINA            $318.25
                    MULTISTATE TAX EX TR SER 16 VIRGINIA              $396.85

                    MULTISTATE TAX EX TR SER 17 CONN                    $0.00
                    MULTISTATE TAX EX TR SER 17 GEORGIA               $628.60
                    MULTISTATE TAX EX TR SER 17 MARYLAND                $0.00
                    MULTISTATE TAX EXEMPT TR SER 17 NJ GTD        $121,768.50
                    MULTISTATE TAX EX TR SER 17 S CAROLINA              $0.00

                    MULTISTATE TAX EX TR SER 18 CONN                $8,985.70
                    MULTISTATE TAX EXEMPT TR SER 18 NJ GTD          $3,948.59
                    MULTISTATE TAX EX TR SER 18 N CAROLINA         $16,910.30
                    MULTISTATE TAX EX TR SER 18 VIRGINIA            $1,165.85

                    MULTISTATE TAX EX TR SER 19 CONN               $31,138.48
                    MULTISTATE TAX EX TR SER 19 MISSOURI GTD        $1,888.90
                    MULTISTATE TAX EX TR SER 19 VIRGINIA           $13,177.08

                    MULTISTATE TAX EX TR SER 20 MARYLAND           $25,237.10
                    MULTISTATE TAX EXEMPT TR SER 20 NJ GTD          $6,950.20
                    MULTISTATE TAX EX TR SER 20 N CAROLINA            $185.08
                    MULTISTATE TAX EX TR SER 20 S CAROLINA            $445.41

                    MULTISTATE TAX EX TR SER 21 CONN               $21,342.31
                    MULTISTATE TAX EX TR SER 21 N CAROLINA              $0.00
                    MULTISTATE TAX EX TR SER 21 OHIO GTD           $27,445.00

                    MULTISTATE TAX EX TR SER 22 LOUISIANA           $1,189.56
                    MULTISTATE TAX EX TR SER 22 N CAROLINA          $2,593.35
                    MULTISTATE TAX EX TR SER 22 S CAROLINA         $10,468.00

                    MULTISTATE TAX EX TR SER 23 CONN                  $898.00

                    MULTISTATE TAX EXEMPT TR SER 23 NJ GTD            $142.46
                    MULTISTATE TAX EX TR SER 23 N CAROLINA          $2,584.35
                    MULTISTATE TAX EX TR SER 23 OHIO GTD            $1,909.40
                    MULTISTATE TAX EX TR SER 23 S CAROLINA          $5,015.60
                    MULTISTATE TAX EX TR SER 23 VIRGINIA              $567.60

                    MULTISTATE TAX EX TR SER 24 CONN                $5,173.05
                    MULTISTATE TAX EXEMPT TR SER 24 NJ GTD              $0.00
                    MULTISTATE TAX EX TR SER 24 N CAROLINA         $24,797.62
                    MULTISTATE TAX EX TR SER 24 OHIO GTD            $9,233.25
                    MULTISTATE TAX EX TR SER 24 VIRGINIA           $33,083.48

                    MULTISTATE TAX EX TR SER 25 MARYLAND            $5,001.14
                    MULTISTATE TAX EX TR SER 25 N CAROLINA            $245.25
                    MULTISTATE TAX EX TR SER 25 OHIO GTD            $9,796.90
                    MULTISTATE TAX EX TR SER 25 PENN GTD           $18,498.34
                    MULTISTATE TAX EX TR SER 25 S CAROLINA              $0.00
                    MULTISTATE TAX EX TR SER 25 VIRGINIA            $3,689.00

                    MULTISTATE TAX EX TR SER 26 CONN               $24,542.00
                    MULTISTATE TAX EXEMPT TR SER 26 NJ GTD          $9,449.23
                    MULTISTATE TAX EX TR SER 26 S CAROLINA          $5,840.90
                    MULTISTATE TAX EX TR SER 26 VIRGINIA                $0.00

                    MULTISTATE TAX EX TR SER 27 MARYLAND                $0.00
                    MULTISTATE TAX EX TR SER 27 MISSOURI GTD          $801.35
                    MULTISTATE TAX EX TR SER 27 N CAROLINA         $26,033.36
                    MULTISTATE TAX EX TR SER 27 PENN GTD           $11,471.34

                    MULTISTATE TAX EX TR SER 28 COLORADO              $811.95
                    MULTISTATE TAX EX TR SER 28 GA GTD              $2,031.28
                    MULTISTATE TAX EX TR SER 28 MARYLAND              $984.75
                    MULTISTATE TAX EX TR SER 28 VIRGINIA            $1,355.90
                    MULTISTATE TAX EXEMPT TR SER 28 NJ GTD              $0.00

                    MULTISTATE TAX EX TR SER 29 MARYLAND            $4,141.48
                    MULTISTATE TAX EXEMPT TR SER 29 NJ GTD         $10,250.27
                    MULTISTATE TAX EX TR SER 29 N CAROLINA            $282.00

                    MULTISTATE TAX EX TR SER 30 CONN                $5,377.40
                    MULTISTATE TAX EX TR SER 30 PENN GTD            $1,752.88
                    MULTISTATE TAX EX TR SER 30 S CAROLINA              $0.00
                    MULTISTATE TAX EX TR SER 30 VIRGINIA              $200.25

                    MULTISTATE TAX EX TR SER 31 MARYLAND           $16,933.75
                    MULTISTATE TAX EX TR SER 31 MISSOURI GTD          $998.40

                    MULTISTATE TAX EX TR SER 31 N CAROLINA          $4,155.80
                    MULTISTATE TAX EX TR SER 31 VIRGINIA           $14,278.60

                    MULTISTATE TAX EX TR SER 32 COLORADO                $0.00
                    MULTISTATE TAX EX TR SER 32 N CAROLINA          $2,556.96
                    MULTISTATE TAX EX TR SER 32 OHIO GTD                $0.00
                    MULTISTATE TAX EX TR SER 32 S CAROLINA              $0.00

                    MULTISTATE TAX EX TR SER 33 CONN               $17,239.84
                    MULTISTATE TAX EX TR SER 33 MARYLAND            $1,462.60
                    MULTISTATE TAX EXEMPT TR SER 33 NJ GTD          $9,864.00
                    MULTISTATE TAX EX TR SER 33 N CAROLINA          $6,348.60
                    MULTISTATE TAX EX TR SER 33 OHIO GTD            $4,073.40

                    MULTISTATE TAX EX TR SER 34 MARYLAND            $6,357.96
                    MULTISTATE TAX EXEMPT TR SER 34 NJ GTD         $17,989.45
                    MULTISTATE TAX EX TR SER 34 PENN GTD                $0.00
                    MULTISTATE TAX EX TR SER 34 VIRGINIA            $1,435.63

                    MULTISTATE TAX EX TR SER 35 GA GTD              $1,187.16
                    MULTISTATE TAX EX TR SER 35 MARYLAND                $0.00
                    MULTISTATE TAX EX TR SER 35 MISSOURI GTD       $10,806.30
                    MULTISTATE TAX EX TR SER 35 S CAROLINA              $0.00

                    MULTISTATE TAX EX TR SER 36 CONN               $10,146.18
                    MULTISTATE TAX EXEMPT TR SER 36 NJ GTD        $132,552.08
                    MULTISTATE TAX EX TR SER 36 PENN GTD           $15,475.68

                    MULTISTATE TAX EX TR SER 37 MARYLAND                $0.00
                    MULTISTATE TAX EX TR SER 37 N CAROLINA              $0.00

                    MULTISTATE TAX EX TR SER 38 CONN                $4,628.80
                    MULTISTATE TAX EX TR SER 38 MISSOURI GTD          $738.27
                    MULTISTATE TAX EX TR SER 38 VIRGINIA            $3,961.40

                    MULTISTATE TAX EX TR SER 39 COLORADO              $459.05
                    MULTISTATE TAX EX TR SER 39 MARYLAND           $20,906.60
                    MULTISTATE TAX EXEMPT TR SER 39 NJ GTD          $8,439.64

                    MULTISTATE TAX EX TR SER 40 CONN                $2,374.00
                    MULTISTATE TAX EX TR SER 40 N CAROLINA          $1,184.40
                    MULTISTATE TAX EX TR SER 40 S CAROLINA              $0.00
                    MULTISTATE TAX EX TR SER 40 VIRGINIA                $0.00

                    MULTISTATE TAX EX TR SER 41 MARYLAND            $3,239.82
                    MULTISTATE TAX EX TR SER 41 PENN GTD                $0.00

                    MULTISTATE TAX EX TR SER 42 CONN                $4,556.40
                    MULTISTATE TAX EX TR SER 42 N CAROLINA          $1,013.55
                    MULTISTATE TAX EX TR SER 42 VIRGINIA              $284.82

                    MULTISTATE TAX EX TR SER 43 MARYLAND                $0.00
                    MULTISTATE TAX EX TR SER 7 MASS DISC           $93,735.84
                    MULTISTATE TAX EX TR SER 43 VIRGINIA                $0.00

                    MULTISTATE TAX EX TR SER 88 MASS               $20,256.06
                                                          ===================
                    Total                                       $1,165,386.77


              (b)   Why has the fund retained the remaining assets?

                    Multistate Tax Exempt Unit Trust has retained the remaining assets for any series of the Trust where there are remaining Unitholders who have not yet presented a Trust Certificate in good form to the Bank of New York.

             (c)    Will the remaining assets be invested in securities?

                           [   ]  Yes                          [ X ]  No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                    [   ]  Yes                          [ x ]  No

             If Yes,

             (a) Describe the type and amount of each debt or other liability:

             (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22.    (a)    List the expenses incurred in connection with the Merger
                    or Liquidation:

                    (i)    Legal expenses:        None

                    (ii)   Accounting expenses:   None

                    (iii)  Other expenses (list and identify separately):  None

                    (iv)   Total expenses (sum of lines (i)-(iii) above):  None

             (b)    How were those expenses allocated?

             (c)    Who paid those expenses?

             (d)    How did the fund pay for unamortized expenses (if any)?

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                    [   ]  Yes                          [ x ]  No

             If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

      24.    Is the fund a party to any litigation or administrative proceeding?

                    [   ]  Yes                          [ x ]  No

             If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                    [   ]  Yes                          [ x ]  No

             If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

      26.    (a)    State the name of the fund surviving the Merger:

             (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

             (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                       VERIFICATION
      The undersigned states that (i) she has executed this Amendment No. 1 to the Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Multistate Tax Exempt Unit Trust, (ii) she is a Vice President of Advest, Inc., administrator of the fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amendment No. 1 to the Form N-8F application have been taken. The undersigned also states that the facts set forth in this Amendment No. 1 to the Form N-8F application are true to the best of her knowledge, information and belief.

                      Multistate Tax Exempt Unit Trust
                      By: Advest, Inc., Administrator


                      /S/ Julie Beauchamp-Orlowski

                      -----------------------------------------------------
                      By:  Julie Beauchamp-Orlowski
                      Its: Vice President